                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    RTW, Inc.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    74974R206
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                                 (CUSIP NUMBER)

                           LEONIDAS OPPORTUNITY FUND
                        601 MONTGOMERY STREET, SUITE 1112
                             SAN FRANCISCO, CA 94111
                                 (415) 391-5929

--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  March 22, 2004
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                 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Leonidas Opportunity Fund                           I.R.S. Identification No.: 74-3056978
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                        (B) [X]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         358,979
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        358,979
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       358,979
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.99%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ ----------------------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       SKIRITAI Capital  LLC                           I.R.S. Identificatio nNo.: 47-0861757
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (A) [ ]
                                                                                (B) [X]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         358,979
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        358,979
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       358,979
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.99%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IA

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Russell Silvestri
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (A) [ ]
                                                                               (B) [X]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         358,979
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        358,979
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       358,979
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.99%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lyron Bentovim
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (A) [ ]
                                                                                  (B) [X]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Israel
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         358,979
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        358,979
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       358,979
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.99%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

This schedule 13D ("the Original Schedule 13D")is being filed on behalf of the
Leonidas Opportunity Fund, a Delaware limited partnership, SKIRITAI Capital LLC, a Delaware limited liability company, Russell Silvestri, an individual, and Lyron
Bentovim, an individual ("Mr. Silvestri, Mr. Bentovim together with SKIRITAI Capital and the Leonidas Opportunity Fund, the "Reporting Persons").  Russell Silvestri
and Lyron Bentovim are both Managing Directors of SKIRITAI Capital LLC and hold the sole voting and dispositive power of shares owned by the Leonidas Opportunity Fund as granted to them by SKIRITAI Capital LLC, the general partner of the Leonidas
Opportunity Fund.  The original Schedule 13D relates to the common stock of RTW,
Inc., a Minnesota corporation ("the issuer" or "The Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of The Company.  SKIRITAI Capital is the investment adviser and manager to, and general partner of The Leonidas Opportunity Fund.  The Leonidas Opportunity Fund
directly owns the common stock beneficially owned by the Reporting Persons and to which the original schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Leonidas Opportunity Fund to vote and dispose of the securities held by the Leonidas Opportunity Fund, including the Common Stock.

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the common stock of RTW, Inc., a Minnesota corporation
               ("RTW"). The principal executive offices of RTW, Inc
               are located at 8500 Normandale Lake Blvd, Suite 1400,
               Bloomington, MN 55437.

ITEM 2         IDENTITY AND BACKGROUND.

               This statement is being filed by the Leonidas Opportunity Fund,
               (th "Reporting Person") managed by SKIRITAI Capital, LLC a Delaware limited liability company.

               The Leonidas Opportunity Fund was formed to engage in th ebusiness of acquiring, holding and disposing of investments in various companies.  SKIRITAI Capital LLC’s present principal business is serving as the general partner of the Leonidas Opportunity Fund. The address of SKIRITAI Capital LLC's principal office is 601 Montgomery
               Street, Suite 1112, San Francisco, CA 94111.

               The address of SKIRITAI Capital LLC's executive offices is the same as the address of its principal office.

               None of the Reporting Persons is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               All purchases of the common stock, of RTW ("Common Stock")
               by the Reporting Persons were made in the open market and
               were funded by working capital, which may have, at any given time, included margin loans made by brokerage firms in the ordinary course of business.

               The amount of funds expended by the Reporting Persons for such purchases were as follows:

               -   $2,168,233 by the Leonidas Opportunity Fund;

ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Persons acquired beneficial ownership of
               the shares of Common Stock to which this statement relates for the purpose of investment and to gain an equity
               interest in RTW.  The Reporting Persons are engaged in th einvestment business.  The Leonidas Opportunity Fund’s
               personnel analyze the operations, financial structure, and markets of companies, including RTW, on a daily basis.  The Leonidas
               Opportunity fund seeks to invest in companies with a
               foundation of assets creating a platform for growth.

               Each of the Reporting Persons may acquire additional shares or other securities of RTW or sell or otherwise dispose of
               any or all of the shares or other securities of RTW they
               beneficially own.

               The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting
               Persons may, at any time, review or reconsider its position with respect to The Company and formulate plans or proposals with respect any of such matters, but has no present intention of doing
               so.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               As of the date hereof, the Reporting Persons own an aggregate of
               358,979 shares of Common Stock which, based upon the 5,131,162 shares of Common Stock outstanding as of March 10, 2004 (as disclosed by RTW in its most recent filing with the
               Securities and Exchange Commission), represent 6.99 percent o fthe outstanding shares of Common Stock.

               The following transactions have been effected by the Reportin g Persons:

               TRADE
               DATE           UNITS     COST
               -----------   -------    --------
               2/5/2004       17,300    $6.37
               2/6/2004       7,430     $6.25
               2/9/2004       6,300     $6.16
               2/10/2004      2,590     $6.14
               2/12/2004      5,470     $6.50
               2/13/2004      71,250    $6.42
               2/17/2004      2,800     $6.39
               2/18/2004      1,293     $6.30
               2/19/2004      7,500     $6.35
               2/20/2004      4,300     $6.16
               2/23/2004      21,200    $6.05
               2/27/2004      1,800     $6.03
               3/2/2004       3,000     $6.00
               3/5/2004       2,100     $6.04
               3/8/2004       2,600     $5.99
               3/9/2004       4,400     $5.93
               3/10/2004      1,025     $6.04
               3/11/2004      2,100     $6.05
               3/12/2004      1,000     $6.03
               3/17/2004      1,000     $5.95
               3/19/2004      39,211    $6.21
               3/22/2004      500       $6.18
               3/23/2004      38,700    $6.29
               3/29/2004      11,140    $6.50
               3/30/2004      2,700     $6.71

               The above transactions were effected by the Reporting Persons on the
               NASDAQ Market

               The Reporting Persons have the sole power to vote or direct the vot e of, and to dispose of direct the disposition of, the shares of Commo n Stock beneficially owned by them.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

               Except as may be set forth in this statement, to the knowledge of the Reporting Persons, there are no other contracts,
               arrangements, understandings or relationships (legal or
               otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of
               RTW, including but not limited to transfer or voting of
               any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               There are no exhibits to be submitted with this filing

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2004

Leonidas Opportunity Fund                          SKIRITAI CAPITAL LLC

By: /s/ Lyron Bentovim                             By: /s/ Russell Silvestri
Lyron Bentovim                                     Russell Silvestri
Managing Director                                  Managing Director
SKIRITAI Capital,                                  SKIRITAI Capital
General Partner of                                 General Partner of
Leonidas Opportunity Fund                          Leonidas Opportunity Fund

Lyron Bentovim                                     Russell Silvestri
By: /s/ Lyron Bentovim                             By: /s/ Russell Silvestri